

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2018

Jon Bortz
Chairman, President and Chief Executive Officer
Pebblebrook Hotel Trust
7315 Wisconsin Avenue, Suite 1100 West
Bethesda, Maryland, 20814

> **Re: Pebblebrook Hotel Trust**
> **Registration Statement on Form S-4**
> **Filed September 18, 2018**
> **File No. 333-227405**

Dear Mr. Bortz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Lobert, Staff Attorney, at 202-551-7150 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities